CUSIP No. 45780Q103	13D	Page 1 of 11 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

INNOCOLL AG

(Name of Issuer)

American Depositary Shares, each

representing 1/13.25 of an Ordinary Share

Ordinary Shares, €1.00 nominal value per share

(Title of Class of Securities)

45780Q103

(CUSIP Number)

Melissa Dawson Spiegel

Morgan Stanley

1585 Broadway

New York, NY 10036

with a copy to:

Christian O. Nagler, Esq.

Andrew M. Herman, Esq.

Kirkland and Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 45780Q103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Morgan Stanley 36-3145972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,018(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 328,018(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 328,018(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.09% (2)
14	TYPE OF REPORTING PERSON HC, CO

(1)	Includes 60,074 ordinary shares, €1.00 nominal value per share of Innocoll AG (the “Ordinary Shares”) issuable upon the exercise of options that have vested or will vest within 60 days of the date of Innocoll AG’s Final Prospectus, as filed with the Securities and Exchange Commission on July 25, 2014 (the “Prospectus”).
(2)	This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and is based on 1,555,164 Ordinary Shares outstanding, which is the sum of (a) 1,495,090 Ordinary Shares (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional American Depositary Shares (each, an “ADS”), which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its initial public offering (the “IPO”), as reported in the Prospectus and (b) 60,074 Ordinary Shares issuable upon the exercise of outstanding options held by the Reporting Persons that have vested or will vest within 60 days of the date of the Prospectus.

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CUSIP No. 45780Q103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Morgan Stanley & Co. LLC 13-2655998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 328,018(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 328,018(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 328,018(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.09% (2)
14	TYPE OF REPORTING PERSON BD

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CUSIP No. 45780Q103	13D	Page 4 of 11 Pages

(1)	Includes 60,074 Ordinary Shares issuable upon the exercise of options that have vested or will vest within 60 days of the date of the Prospectus.
(2)	This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) and is based on 1,555,164 Ordinary Shares outstanding, which is the sum of (a) 1,495,090 Ordinary Shares (excluding shares issued in connection with the underwriters’ overallotment option to purchase up to 975,000 additional ADS, which each represent 1/13.25 Ordinary Shares), $0.001 par value, of Innocoll AG, outstanding upon completion of its IPO, as reported in the Prospectus and (b) 60,074 Ordinary Shares issuable upon the exercise of outstanding options held by the Reporting Persons that have vested or will vest within 60 days of the date of the Prospectus.

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Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. LLC, a Delaware limited liability company and an indirect wholly-owned subsidiary of Morgan Stanley (“MSCO” and, together with MS, the “Reporting Persons”).

This Schedule 13D relates to the beneficial ownership of Ordinary Shares, including Ordinary Shares represented by ADS, each representing 1/13.25 of an Ordinary Share, of Innocoll AG, a German corporation (the “Issuer”). The principal executive offices of the Issuer are located at Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland.

As of August 8, 2014, the Reporting Persons beneficially owned an aggregate of 328,018 Ordinary Shares, representing approximately 21.09% of the shares of Ordinary Shares issued and outstanding.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed jointly by the Reporting Persons.

(b)	The principal business address of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

(c)	MS is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. MSCO is an indirect wholly-owned subsidiary of MS.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS and MSCO are set forth in Schedule 1 and Schedule 2, respectively, annexed hereto and incorporated herein by reference.

(d)	and (e)

During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 or Schedule 2, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit B hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 30, 2014, the Reporting Persons purchased an aggregate of 555,555 ADSs of the Issuer in its IPO at a price of $9 per ADS (the “IPO ADS”). The Reporting Persons obtained the funds used to acquire the IPO ADS through internally generated funds. As of the date of this Schedule 13D, the Reporting Persons are the beneficial owner of 328,108 Ordinary Shares.

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Item 4.	Purpose of Transaction.

The Reporting Persons hold securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, increase their holdings in the Issuer and/or retain and/or sell all or a portion of their holdings in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of ADSs of the Issuer, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

As described below, MSCO entered into the Voting Agreement regarding the election of a representative of Sofinnova to the Supervisory Board of the Issuer. Additionally, as disclosed in the Prospectus, in connection with pre-IPO financings, the Reporting Persons have the right to receive Ordinary Shares in connection with anti-dilution provisions in the relevant financings.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) MSCO is the beneficial owner of 328,108 Ordinary Shares of the Issuer, which represents approximately 21.09% of the outstanding shares of the Ordinary Shares.

MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCO. The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate. A joint filing agreement between the Reporting Persons is attached hereto as Exhibit A.

By virtue of the relationship previously reported in Item1 of this Statement, each of MS and MSCO may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares beneficially owned by MSCO. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) The Reporting Persons have sole voting and dispositive power with respect to the Ordinary Shares held by the Reporting Persons. However, we note that MSCO has entered into the Supervisory Board Member Nomination and Voting Agreement (the “Voting Agreement”), dated July 24, 2014, by and among the Issuer, Sofinnova Venture Partners VIII, L.P. (“Sofinnova,” a reporting person with respect to shares of the Issuer; see Sofinnova Schedule 13D filed with the Securities and Exchange Commission on August 4, 2014) and MSCO. Pursuant to the Voting Agreement, Sofinnova has a right to nominate one member for appointment to the Supervisory Board of the Issuer, subject to the approval of the Issuer’s Supervisory Board and its shareholders. MSCO agreed to vote their shares in favor of the nominee designated by Sofinnova.

(c) In June 2014, MSCO purchased 19, 461 Ordinary Shares from the Issuer. On June 25, 2014, MSCO converted preferred shares into 206, 554 Ordinary Shares.

As disclosed in the Prospectus, On July 3, 2014, Innocoll GmbH transformed into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), and all shares of Innocoll GmbH became ordinary shares of Innocoll AG.

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On July 30, 2014, the Reporting Persons purchased 555,555 ADSs in the IPO, pursuant to which the Issuer sold 6,500,000 ADSs to the underwriters of the IPO, Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and JMP Securities LLC, at a price of $9 per ADS.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

MSCO entered into a Voting Agreement regarding the election of a representative of Sofinnova to the Supervisory Board of the Issuer. Such Voting Agreement automatically terminates upon the election of the Sofinnova representative to the Supervisory Board of Issuer. The Voting Agreement is more fully described in the Prospectus and such description is incorporated herein by reference. For further information, see Exhibit C – Form of Voting Agreement.

As disclosed above and in the Prospectus, in connection with pre-IPO financings, the Reporting Persons have the right to receive Ordinary Shares in connection with anti-dilution provisions in the relevant financings.

Item 7.	Materials to be Filed as Exhibits

Exhibit A:	Joint Filing Agreement dated as of August 8, 2014 between MS and MSCO.

Exhibit B:	Legal Proceedings

Exhibit C:	Form of Supervisory Board Member Nomination and Voting Agreement, dated July 24, 2014, by and among Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain shareholders of the Issuer (incorporated by reference to the F-1 registration statement (Registration No. 333-196910) of Innocoll AG filed with the Securities and Exchange Commission).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2014

MORGAN STANLEY

By:	/s/ Christina Huffman
Name:	Christina Huffman
Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ John O’Meara
Name:	John O’Meara
Title:	Managing Director

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EXHIBIT INDEX

Exhibit	Description

Exhibit A	Joint Filing Agreement dated as of August 8, 2014 between MS and MSCO

Exhibit B	Legal Proceedings

Exhibit C	Form of Supervisory Board Member Nomination and Voting Agreement, dated July 24, 2014, by and among the Innocoll AG, Sofinnova Venture Partners VIII, L.P. and certain shareholders of the Issuer (incorporated by reference to the F-1 registration statement (Registration No. 333-196910) of Innocoll AG filed with the Securities and Exchange Commission).

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Schedule 1

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036.

Name	Title	Citizenship
*James P. Gorman	Chairman and Chief Executive Officer, Morgan Stanley	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Director	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	Professor of Business Administration and Economics at the Walter A. Haas School of Business at the University of California, Berkeley	United States
*Rayford Wilkins, Jr.	Director	United States
Gregory J. Fleming	Executive Vice President, President of Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Executive Vice President and Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	England and United States
James A. Rosenthal * Director	Executive Vice President and Chief Operating Officer	United States

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Schedule 2

EXECUTIVE OFFICERS AND DIRECTORS

OF

MORGAN STANLEY & CO. LLC

The names of the directors and the names and titles of the executive officers of Morgan Stanley & Co. LLC (“MS&Co.”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*Mohit Ashok Assomull [1]	Director
*Colm Kelleher [2]	Chairman, President, Chief Executive Officer and Director
*Thomas Wipf	Director
Kenneth Abbott	Chief Risk Officer
John Faulkner	General Counsel
Sergio Lupetin	Chief Financial Officer
Graeme McEvoy [3]	Chief Operations Officer
David Russo	Treasurer
Rose-Anne Richter	Chief Compliance Officer

*	Director
[1]	Citizenship - United Kingdom
[2]	Dual citizenship – England and Ireland
[3]	Citizenship – United Kingdom

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